ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian D. McCabe
T +1 617 951 7801
F +1 617 235 0425
April 15, 2015	brian.mccabe@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Babson Capital Funds Trust (the “Registrant”), on behalf of Babson Global Floating Rate Fund, Babson Global Credit Income Opportunities Fund, Babson Active Short Duration Bond Fund, Babson Total Return Bond Fund, Babson Emerging Markets Debt Blended Total Return Fund, Babson Emerging Markets Local Currency Debt Fund, Babson Global High Yield Fund and Babson U.S. High Yield Fund, each a series of the Registrant

File Nos.: 333-188840, 811-22845

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Registrant pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(2) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), and (3) Form N-1A, is Post-Effective Amendment No. 4 to the Registrant’s Registration Statement under the Securities Act and Amendment No. 6 to the Registrant’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 4/6”).

Amendment No. 4/6 is being filed for the purpose of registering shares of the Registrant’s new series designated Babson Active Short Duration Bond Fund, Babson Total Return Bond Fund, Babson Emerging Markets Debt Blended Total Return Fund, Babson Emerging Markets Local Currency Debt Fund, Babson Global High Yield Fund and Babson U.S. High Yield Fund.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 951-7801.

Regards,

April 15, 2015

/s/ Brian D. McCabe

Brian D. McCabe

cc:	Janice Bishop, Babson Capital Management LLC